SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, on March 13, 2023, it received the Official Letter 392/2023-SLS (“Official Letter”), issued by B3 S.A. – Brasil, Bolsa, Balcão, transcribed as follows:

“March 13, 2023

392/2023-SLS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Attn. Mrs. Catia Cristina Teixeira Pereira

Investor Relations Officer

Re: Request for clarification on news published in the press

Dear Sirs,

In news published by Estadão Broadcast+, on 03/13/2023, under the title “TARCÍSIO ON SABESP'S PRIVATIZATION: I BELIEVE IT IS AN OPERATION THAT MAY TAKE PLACE IN 2024”, it states, among other information, that “The governor of São Paulo, Tarcísio Gomes de Freitas (Republicanos), said today that he expects the privatization of Sabesp in 2024, and the signing of the contract with the IFC, member of the World Bank, for structuring the capitalization should take place by the end of this month.”

We request clarification on the item marked by 03/14/2023, whether or not it is confirmed, as well as other information considered important.”

In response to the Official Letter, the Company clarifies that it has no new fact in addition to that already informed to the market, through the Material Fact disclosed on 02/28/2023 regarding the manifestation of agreement of the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização – CDPED) to proceed on the arrangements for hiring consultancy services for the study of Sabesp's privatization.

The Company will keep the market duly informed of any information that should be disclosed pursuant to the applicable regulation.

São Paulo, March 14, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 14, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.